GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2,

David J. Fremed                                                                         Chinachem P laza

Chief Financial Officer

77 Mody Road, Tsimshatsui East,

E-mail: davidfremed@grand.com

Kowloon, Hong Kong

(NASDAQ: GRIN)

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS MEETING TO VOTE ON HUA YANG AND KORD ACQUISITIONS SET FOR DECEMBER 22, 2005

Hong Kong – December 12, 2005.  Grand Toys International Limited (Nasdaq: GRIN) today announced that a meeting to vote on the acquisition of Hua Yang Holdings Co., Ltd.  and Kord Holdings, Inc. has been set for Thursday, December 22, 2005.  A proxy statement containing detailed information about the proposed acquisition and soliciting voting instructions in favor of the transaction has been sent to ADS holders.  If the acquisition and related matters are approved at the meeting, the acquisition is expected to close on Friday December 23, 2005.

About Hua Yang

Hua Yang provides specialty printing of children’s books and games, and produces toy and gift marketing-related specialty printing and packaging.  Its four main activities are: designing and producing a range of paper-based novelty items such as pop-up books, touch-and-feel books and board books for major publishers in the US, UK and Europe; producing jigsaw puzzles and board games primarily for third parties; designing and producing toy packaging products for the mass market; and designing and producing promotional perfumeries packaging, value-added gift packaging, high-end fashion packaging and confectionary packaging for luxury branded goods customers.  For the year ended December 31, 2004, Hua Yang’s revenues were $41.2 million, its operating loss was $846,000 and it had a net loss of $1.4 million.  Reflecting the efforts of Hua Yang’s new owner, for the nine months ended September 30, 2005, revenues were $38.3 million, its operating income was $2.6 million and it had net profit of $1.6 million.  Hua Yang’s management estimates that for the year ending December 31, 2005, revenue will be approximately $48.0 million, operating income will be approximately $3.4 million and net profit will be approximately $2.0 million.

About Kord

Kord is one of the world’s largest party goods manufacturers with over 3,000 employees and over 500,000 square feet of manufacturing space.   Kord produces a broad range of party and paper goods and offers comprehensive lines of party products and accessories to major importers and superstores, either under its proprietary Kord brand, or as a contract manufacturer for well know brands. Kord has over 20,000 designs in key product groups, including generic party products, decorative products, disposable products and latex masks.  For the year ended December 31, 2004, Kord’s revenues were $21.5 million, its operating income was $1.9 million and it had net profit of $1.4 million.  Reflecting the efforts of Kord’s new owner, for the nine months ended September 30, 2005, revenues were $21.5 million, its operating income was $1.3 million and it had net profit of $1.2 million.  Kord’s management estimates that for the year ending December 31, 2005, revenue will be approximately $27 million, operating income will be approximately $2.1 million and net profit will be approximately $1.8 million.

Reasons for the Acquisition

Grand believes that there are a number of compelling reasons to make the acquisition.  First, Grand will benefit from the strong financial performance and asset base of both Hua Yang and Kord.  Also, our management has become very familiar with the operations of Hua Yang and Kord since they were acquired by Mr. Jeff Hsieh Cheng, who beneficially owns a majority of Grand’s ADSs, in the late spring of 2004.  Of greater importance, the acquisition gives Grand an entrée into the lucrative publishing and party goods businesses thereby further diversifying its business operations within the toy and toy-related industries.  Finally, the manufacturing operations of Hua Yang and Kord will help to complete our vision of a vertically integrated company and give us significant additional capacity for new business.

Other Considerations

The purchase price for Hua Yang and Kord is $44.0 million.  Grand received an opinion from an independent financial advisor that this consideration is fair from a financial point of view to the owners of Grand’s ADSs.  Grand will pay for this by issuing approximately $41.7 million of Series B Convertible Preference Shares which will be convertible to approximately 29,195,701 Grand ADSs after one year, and forgiving approximately $2.3 million of net indebtedness owed to Grand.   The Series B Convertible Preference Shares carry a 4.75% dividend to be paid semi-annually in either Grand ADSs or cash.

Elliot Bier, Grand’s Vice Chairman and Deputy Chief Executive Officer stated “I am very pleased that we are on target to complete this acquisition before the end of 2005.  It completes Grand’s strategy of closing two major acquisitions during

2005.  Our acquisition of International Playthings, Inc. earlier in the year set up a strong distribution base in the United States.  Now we will end our year with the acquisition of two major Chinese-based manufacturing operations that allows us to expand in the toy and toy-related industries.  We believe that the acquisitions will be accretive in nature and will certainly be evidenced in 2006 and beyond.”

“Because Grand, Hua Yang and Kord are all companies under the common control of Mr. Hsieh, the acquisition will be deemed to have occurred for accounting purposes on the dates that Hua Yang and Kord were originally acquired by entities under Mr. Hsieh’s control.  Accordingly, Grand’s financial statements for the 2004 and 2005 years will be restated to give effect to the acquisition of Hua Yang and Kord as if they had taken place in May 2004 and June 2004, respectively.  The value that Cornerstone Beststep receives from Grand in excess of its current basis in Hua Yang and Kord will create a “deemed dividend” that will be recorded in 2005.  The deemed dividend is a non-cash one-time charge of approximately $10.5 million on Grand’s 2005 financial statements.  In addition, any costs related to Grand’s acquisition of Hua Yang and Kord are considered to be restructuring costs and must be expensed in 2005 rather than capitalized as would be the case in a typical acquisition.  These costs are estimated to be approximately $500,000. These charges will result in Grand reporting a net loss for the year ending December 31, 2005, but 2006 and future periods will reap the full benefits of the acquisition with no negative acquisition-related charges.”

Looking ahead to the new year, Grand will continue to look for licensing and distribution opportunities, as well as other potential acquisitions that will continue to provide increased value to all our shareholders.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004 and International Playthings, Inc. in March 2005.  Grand Toys, through its US and foreign operating subsidiaries, develops, distributes and supervises the out-sourced manufacturing of toy and toy related products throughout the world. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years.  Grand Toys’ strategy is to grow by expanding its proprietary products, adding licenses and acquiring complementary companies. Grand Toys’ goal is to become a leading manufacturer, developer and marketer of toy and toy related products throughout the world.

Additional information on Grand can be found on its website at www.grand.com.  Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com.

Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.